UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-55982

C21 Investments Inc.

(Exact name of registrant as specified in its charter)

19th Floor, 885 West Georgia Street

Vancouver, British Columbia V6C 3H4 Canada

833-289-2994

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

* On August 21, 2026, C21 Investments Inc. was acquired by Vireo Growth Inc. by way of a statutory plan of arrangement under Division 5 of Part 9 of the Business Corporations Act (British Columbia), at which time all of the issued and outstanding common shares (after conversion of all subordinate voting shares) of C21 Investments Inc. were acquired by Vireo Growth Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, C21 Investments Inc. has caused this certification/notice to be signed and filed on its behalf by the undersigned duly authorized person.

Date: August 26, 2026	C21 Investments Inc.

	By:	/s/ Tyson Macdonald
Tyson Macdonald
Vice-President